UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

Onvia.com, Inc.
(Name of Subject Company)

Onvia.com, Inc.
(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

68338T-40-3
(CUSIP Number of Class of Securities)

Michael D. Pickett
Chief Executive Officer, Acting Chief Financial Officer and Chairman
Onvia.com, Inc.
1260 Mercer Street
Seattle, Washington 95109
(206) 282-5170
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With Copies to

John M. Steel, Esq. Gray Cary Ware & Freidenrich LLP 701 Fifth Avenue, Suite 7000 Seattle, Washington 98104 (206) 839-4800	Henry Lesser, Esq. Gray Cary Ware & Freidenrich LLP 400 Hamilton Avenue Palo Alto, California 94301 (650) 833-2000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Preliminary communications filed as part of this Schedule:*

1.	Letter to stockholders, dated December 6, 2002, relating to delivery of certain stockholder rights plan documents to stockholders as of the record date of December 6, 2002.**
2.	Press Release, dated December 6, 2002, announcing deferral of response to DGR Enterprises’ unsolicited acquisition proposal.

* In certain filings made by DGR Enterprises, Inc. on Schedule TO-C with the Securities and Exchange Commission, DGR has stated that it will file a Tender Offer Statement with the Securities and Exchange Commission if it commences a tender offer. Onvia is making this filing because DGR has filed on Schedule TO-C.

No inference should be drawn from this filing that the attachments hereto, at the time of their initial publication or currently, constituted or constitute a recommendation or solicitation by Onvia.com, Inc. governed by Rule 14d-9 of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended.

** The two attachments referenced in the letter to stockholders have been previously attached to a Schedule 14D-9C filed on November 25, 2002.

Attachment 1

December 6, 2002

Dear Fellow Stockholders:

The Onvia.com, Inc. Board of Directors has adopted a Stockholder Rights Plan (the “Plan”). We have enclosed a summary of the principal terms of the Plan, and a document containing certain other information relating to the Plan, and we urge you to read each document carefully.

The Plan is designed to protect your interests in connection with an unsolicited takeover attempt. The Plan contains provisions designed to deter unsolicited offers that do not treat all stockholders equally. For example, acquiring significant blocks of shares in the open market without paying a control premium or other similar coercive takeover tactics may impair the Board’s ability to represent your interests fully. These tactics can unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their stock. Our Plan is similar to the form of plan adopted by a substantial number of other public companies, and was adopted by the Board of Directors after consultation with the Company’s investment bankers and counsel. We consider the Plan to be an effective tool in protecting your equity investment, while not preventing a fair acquisition offer.

As you may have read, in October DGR Enterprises, Inc., whose principals include Glenn Ballman, Onvia’s former chief executive, Rob Ayer, another former Onvia executive, and David Bell, an early Onvia investor, made an unsolicited acquisition proposal of $2.75 per share, which your Board of Directors rejected. More recently, DGR made a revised unsolicited acquisition proposal at $3.50 per share. Onvia has hired the investment banking firm of Broadview International LLC to assist in a review of all of Onvia’s strategic alternatives for maximizing stockholder value, including a possible sale of the company. Pending the outcome of this review, the Board of Directors has not responded to DGR’s revised unsolicited proposal, which is currently scheduled to expire on December 6, 2002; however, in adopting the Rights Plan, the Board of Directors took into consideration the recent actions of DGR. The Board of Directors concluded that adoption of the Rights Plan was in the best interests of Onvia’s stockholders and will assist the Board in completing its ongoing review of Onvia’s strategic alternatives and in identifying and implementing, following the completion of that review, the strategy that the Board concludes will best maximize stockholder value.

The Plan is not intended to prevent a takeover of the Company and will not do so. It is designed to deal with unilateral actions by a hostile acquiror that are calculated to deprive the Board and the Company’s stockholders of the ability to take actions to maximize stockholder value. The Plan does not preclude the Board from considering or accepting an offer to acquire all or part of the Company, if the Board believes the offer to be in the best interests of the Company’s stockholders.

The adoption of the Plan also does not weaken the financial strength of the Company or interfere with its business plans in any way. The issuance of the Rights under the Plan has no dilutive effect, will not affect Onvia’s reported per share operating results, is not taxable to the Company or you, and will not change the way in which you can trade the Company’s stock. As explained in more detail in the enclosed summary of the Plan, the Rights can only be exercised if and when a situation arises which the Plan was created to address.

You are not required to take any action at this time. We recommend, however, that you read the enclosed summary of the Plan and the other enclosed information relating to the Plan, and retain these documents with your Onvia stock certificates and other stock records. If you require further information, a copy of the full Plan is available from the Company’s Secretary.

The Board believes that the adoption of the Plan represents a sound and reasonable means of preserving the long-term value of the Company for all of its stockholders. We want to thank all our stockholders for their continued support.

Very truly yours,

/S/ MICHAEL D. PICKETT
Michael D. Pickett Chief Financial Officer

In the event that DGR Enterprises, Inc. formally commences a tender offer by filing a Tender Offer Statement with the Securities and Exchange Commission, Onvia would be under an obligation to issue a formal recommendation or solicitation governed by Rule 14d-9 promulgated under the Securities Exchange Act of 1934, as amended, within the time, and containing the information, prescribed by such Rule. In the event that any such information is filed, you are advised to read such information carefully because it will contain important information.

Attachment 2

FOR IMMEDIATE RELEASE

ONVIA.COM, INC. DEFERS RESPONSE TO DGR ENTERPRISES’
UNSOLICITED ACQUISITION PROPOSAL

Seattle, Washington, December 6, 2002 – Onvia.com, Inc. (Nasdaq:ONVI) announced today that it will not be responding to the revised unsolicited acquisition proposal from DGR Enterprises, Inc., by the scheduled expiration of that proposal at 5:00 p.m. (PST) today, because of Onvia’s ongoing review of all of its strategic alternatives for maximizing stockholder value, including a possible sale of the company. Although Onvia was informed earlier this week that DGR did not intend to extend its proposal in the absence of the parties entering into immediate negotiations with respect to an acquisition, the company will encompass the DGR proposal within its ongoing review of its strategic alternatives if the DGR proposal is further extended.

As has previously been disclosed, on November 14, 2002 Onvia received a revised unsolicited acquisition proposal at $3.50 per share from DGR Enterprises, Inc., whose principals include Glenn Ballman, Onvia’s former chief executive, Rob Ayer, another former Onvia executive, and David Bell, an early Onvia investor.

About Onvia

Onvia.com, Inc. helps businesses secure government contracts and government agencies find suppliers online. Onvia assists businesses in identifying and responding to bid opportunities from more than 50,000 government purchasing offices in the $600 billion federal, state, and local government marketplace. Onvia also manages the distribution and reporting of requests for proposals and quotes from more than 400 government agencies nationwide. The size and strength of Onvia’s network allows suppliers and agencies to find better matches quickly, saving time and money. For more information, contact Onvia.com, Inc.: 1260 Mercer St., Seattle, WA 98109. Tel: 206-282-5170, fax: 206-373-8961, or visit www.onvia.com. For investor relations questions, please e-mail InvestorRelations@onvia.com.

This release contains, in addition to historical information, forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs, and involve risks and uncertainties, including statements with respect to the possible sale of the company. There can be no assurance that any transaction, including the sale of Onvia, will result from the Board of Directors’ examination of strategic alternatives. We have no current plan to update these statements. Actual events may differ substantially from what we say today and no one should assume at a later date that the forward-looking statements provided herein are still valid.

For a detailed discussion of these and other cautionary statements, please refer to Onvia’s filings with the Securities and Exchange Commission (SEC) including Onvia’s Annual Report on Form 10-K for the year ended December 31, 2001, Onvia’s Quarterly Report on Form 10-Q for the third quarter of 2002, and Onvia’s Proxy Statement filed with the SEC on June 27, 2002.

In the event that DGR formally commences a tender offer by filing a Tender Offer Statement with the Securities and Exchange Commission, Onvia would be under an obligation to issue a formal recommendation or solicitation governed by Rule 14d-9 promulgated under the Securities Exchange Act of 1934, as amended, within the time, and containing the information, prescribed by such Rule. In the event that any such information is filed, you are advised to read such information carefully because it will contain important information.